Exhibit 99.1

Aurora Cannabis Expands Retail Exposure Through Strategic Investment in High Tide

Participating in a Rapidly Growing Cannabis and Lifestyle Accessories Retailer

TSX | NYSE: ACB

EDMONTON, Dec. 13, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or "the Company") (NYSE: ACB) (TSX: ACB) (Frankfurt: 21P; WKN: A1C4WM) announced today that it has entered into an agreement to invest $10 million by way of brokered private placement in High Tide Inc. ("High Tide"), a privately held, Alberta-based, retail-focused cannabis and lifestyle accessories company. In total, Aurora will receive 10,000 senior unsecured convertible debentures issued by High Tide priced at $1,000 per debenture, bearing an interest rate of 8.5% per annum, and convertible in aggregate to 13,333,333 common shares of High Tide at $0.75 per share (the "Transaction").

High Tide is developing an expanding network across Canada of cannabis and cannabis accessory retail stores, as well as manufacturing and distributing branded cannabis accessories which positions it exceptionally well to capitalize on the Canadian adult-use cannabis industry. Through its two wholesale businesses, Famous Brandz and RGR Canada, and the 19 existing Smoker's Corner retail locations, High Tide serves more than 170,000 retail customers per year. Through Canna Cabana and eventually KushBar, High Tide currently operates 4 retail stores in Alberta, with additional leases secured with the intention of opening new locations across Canada in the near future.

Management Commentary

"In addition to four operational cannabis retail stores, High Tide has developed a broad network of smoking accessories and cannabis lifestyle stores that feature unique products, supported by strong branding that has resonated well with Canadian consumers," said Terry Booth, CEO of Aurora. "Through our investment, we gain exposure to two unique retail store concepts currently launching across Canada, as well as established cannabis culture brands and thousands of proprietary accessories. We look forward to working with the team at High Tide and supporting them as they execute on their aggressive growth strategy."

Raj Grover, President & Chief Executive Officer of High Tide added, "We're thrilled to gain the support and backing of Aurora as we continue to rapidly execute on a significant number of growth initiatives across Western Canada. Our wholesale and retail segments are performing strongly in the post-legalization environment, especially with our new cannabis retail stores providing a significant amount of momentum.  Furthermore, we are well positioned to pursue additional opportunities in Ontario's upcoming retail market. With a strong portfolio of branded products and retail stores, we're quickly becoming one of Canada's largest retailers of cannabis products and lifestyle accessories."

High Tide's vertically-integrated portfolio of businesses includes:

Canna Cabana

  An approachable, playful and sophisticated network of retail cannabis stores currently being opened across Canada.
  4 stores currently open and performing strongly in Calgary, Edmonton, Lethbridge and Whitecourt.
  In Alberta, the maximum of 37 retail locations has been targeted with substantially all leases, permits and licenses secured to date.
  Also seeking to establish the maximum of 8 retail cannabis stores in in British Columbia as well as the maximum of 75 retail cannabis stores in Ontario.

KushBar

  A complementary retail concept that provides consumers with elevated experiences featuring proprietary products, excellent customer service and modern decor.
  Strategically targeting store locations in Alberta and Ontario.
  High Tide owns 50.1% of KushBar Inc.

RGR Canada:

  An innovative designer, manufacturer and distributor of cannabis accessories.
  High quality, low cost and global manufacturing network in place.
  Extensive product catalog which contains more than 4,200 unique SKUs, of which over 3,000 are designed by and proprietary to High Tide.

Famous Brandz

  Premier manufacturer and distributor of licensed, branded smoking products through partnerships with celebrity and entertainment brands like Snoop Dogg, Guns N' Roses and Paramount Pictures.
  Distribution agreements covering Canada, the United States and Europe; licensing agreements with unlimited global access.

Smokers Corner

  Canada's largest counter-culture chain which has served Canadian cannabis consumers since 2009.
  Growth to 9 corporate owned and 10 franchise locations across British Columbia, Alberta and Nova Scotia.
  Canadian Franchise Association approved franchise program in place to drive rapid nationwide store expansion.

Terms of Investment

Aurora has made a $10.0 million investment in High Tide by way of a brokered private placement. The debentures will bear interest at a rate of 8.5% per annum from the closing date of the final tranche of the Offering, payable on the last business day of each calendar quarter. The Debentures are convertible to common shares of High Tide at a post-split price of $0.75 per common share and will mature two years from the closing date of the Offering.  The Debentures are subject to a statutory hold period that extends four months and one day from the closing date of the Offering.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 22 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to Aurora's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC Labs– Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

About High Tide

High Tide is an Alberta-based, retail-focused cannabis corporation. It is among the most vertically-integrated companies in the Canadian cannabis market, with portfolio subsidiaries including RGR Canada Inc., Smoker's Corner Ltd., Famous Brandz Inc., Canna Cabana Inc. and the majority of KushBar Inc. High Tide's strategy as a parent company is to extend and strengthen its retail-focused integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Representing the core of High Tide's business, RGR Canada Inc. is a high-quality and innovative designer, manufacturer and distributor of cannabis accessories. Founded in 2009 and approved by the Canadian Franchise Association, Smoker's Corner Ltd. is Canada's largest counter-culture chain with 19 current locations. Famous Brandz Inc. is a dominant manufacturer of licensed lifestyle accessories, through partnerships with celebrities and entertainment companies including Snoop Dogg and Paramount Pictures.  Famous Brandz' products are sold to wholesalers and retailers around the world. With the deregulation of recreational cannabis for adult use across Canada, Canna Cabana Inc. is positioned to become a sizeable retail brand through a modern concept with a sophisticated yet playful customer experience, while KushBar Inc. is a retail concept that will also be focused on the valued Canadian cannabis consumer.

For more information about High Tide Inc., visit www.hightideinc.ca

Terry Booth, CEO                                Raj Grover, CEO
Aurora Cannabis Inc.                           High Tide Inc.

Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the variety of cannabis products that Aurora will supply to the adult use market.. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither the TSX or NYSE, nor their Regulation Services Provider (as that term is defined in the policies of the TSX and, NYSE) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Heather MacGregor, (416) 509-5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, (647) 269-5523, marc.lakmaaker@auroramj.com; Rob Kelly, (647) 331-7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, (212) 896-1233 / (212) 896-1203, pcarlson@kcsa.com / ebarker@kcsa.com; For High Tide: Nick Kuzyk, Chief Strategy Officer & SVP Capital Markets(403) 265-4207, nick@hightideinc.ca, www.hightideinc.ca

CO: Aurora Cannabis Inc.

CNW 07:00e 13-DEC-18